Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

October 28, 2021

Daniel Greenspan, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AdvisorShares Trust (File Nos. 333-157876 and 811-22110)

Dear Mr. Greenspan:

On behalf of AdvisorShares Trust (the “Trust”), this letter responds to comments relating to the Trust’s Post-Effective Amendment No. 190 (“PEA No. 190”) filed on August 30, 2021 relating to the AdvisorShares North Square McKee ESG Core Bond ETF (formerly, the AdvisorShares FolioBeyond Smart Core Bond ETF), AdvisorShares North Square McKee Core Reserves ETF (formerly, the AdvisorShares Sage Core Reserves ETF), AdvisorShares Q Portfolio Blended Allocation ETF, and AdvisorShares STAR Global Buy-Write ETF (the “Funds”). For ease of reference, set forth below are your comments followed by the Trust’s responses.

1.	Comment. With respect to the last sentence of the first paragraph of the principal investment strategy of AdvisorShares North Square McKee Core Reserves ETF (HOLD), please explain briefly how the sub-adviser determines that a security is comparable in quality to an investment grade debt security.

Response. According to the Fund’s new sub-adviser, it would use certain metrics as measures of comparison to evaluate whether a security is comparable in quality to an investment grade debt security. The metrics used would depend on the type of fixed income security. Accordingly, a brief statement has been added to the relevant sentence.

2.	Comment. With respect to the last sentence of the second paragraph under “Management of the Fund - Investment Sub-Advisor” in HOLD’s prospectus, please consider including information about the board’s considerations given that the prospectus will be available before the semi-annual report that includes the information.

Response. The Trust notes that Form N-1A requires that a statement disclosing “that a discussion regarding the basis for the board of directors approving any investment advisory contract of the Fund is available in the Fund’s annual or semi-annual report to shareholders, as applicable, and providing the period covered by the relevant annual or semi-annual report.” Therefore, the Trust respectfully declines to include information in the prospectus at this time that will be included in the Fund’s next shareholder report as required.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

October 28, 2021

3.	Comment. With respect to the change to the principal investment strategy of the AdvisorShares Q Portfolio Blended Allocation ETF (QPT), please explain to the staff when the change went into effect, what notice was provided to shareholders, the board’s reason for the change, and how the change affects the portfolio (including what percentage of the portfolio needed to be repositioned).

Response. According to the Fund’s investment adviser and investment sub-adviser, the purpose of the change was to add a tactical strategy to the Fund that is substantially similar to the tactical strategy that is part of the principal investment strategies of the AdvisorShares Q Dynamic Growth ETF, another series of the Trust that is offered in the same prospectus with the Fund. The tactical strategy is intended to provide an additional safety measure for the benefit of shareholders as part of the portfolio management process. Because of the tactical nature of the strategy, it is triggered only in certain circumstances and applies defensively; therefore, the strategy is not applied to the portfolio on a continuous basis and, to date, the Fund’s portfolio has not repositioned to the defensive strategy. The Trust represents that the change went into effect on August 4, 2021 and that a supplement was filed with respect to the Fund’s prospectus.

4.	Comment. With respect to the first sentence of the second paragraph of QPT’s principal investment strategy, please clarify what is meant by a “risk- and rewards-based approach.”

Response. The Trust represents that the risk/rewards-based approach is discussed in the third paragraph of the principal investment strategy, which describes the Q Methodology™.

5.	Comment. With respect to the third sentence of the second paragraph of QPT’s principal investment strategy, please clarify whether the large ETFs represent different market sectors as equity or debt.

Response. The Trust represents that language has been added clarifying that the large ETFs represent different market sectors in the various asset classes listed in the first paragraph of the principal investment strategy.

6.	Comment. With respect to the same paragraph, does general implied volatility trigger the defensive position or does the Fund’s strategy distinguish between implied volatility up or down?

Response. The Trust represents that implied volatility does not distinguish between up or down volatility and clarifying language has been added.

7.	Comment. With respect to the third paragraph of QPT’s principal investment strategy, should the reference in the first sentence be to “expected maximum peak to trough”? If not, please explain.

Response. The Trust represents that the suggested revision has been made.

8.	Comment. Please clarify how the expected drawdown and implied volatility relate for allocation purposes.

October 28, 2021

Response. According to the Fund’s investment sub-adviser, expected drawdown and implied volatility are independent concepts for allocation purposes. The proprietary implied volatility index is a tactical overlay that determines whether balanced or defensive allocation is applied. Expected drawdown is a measure used to calibrate portfolio weights when balanced allocation is applied.

9.	Comment. With respect to the fourth sentence of the third paragraph of QPT’s principal investment strategy, what does “defined level of tail risk” mean?

Response. According to the Fund’s investment sub-adviser, the level of tail risk can fluctuate over time and is determined at its discretion. The defined level of tail risk is a level of tail risk similar to that of a standard balanced portfolio as measured by the Q Methodology™.

10.	Comment. With respect to the AdvisorShares North Square McKee ESG Core Bond ETF (MENV), please explain supplementally how the existing portfolio will change in light of the new ESG focus.

Response. According to the Fund’s investment adviser, the existing portfolio will change in light of both (i) the change from a fixed income fund of funds that invests in a range of bond classes to a fund that invests directly in fixed income securities that are primarily investment grade and (ii) the application of the new ESG focus when evaluating and selecting the individual securities.

11.	Comment. With respect to the change to MENV’s principal investment strategy, please explain to the staff when the change will go into effect, what notice was provided to shareholders, the board’s reason for the change, and how the change affects the portfolio (including what percentage of the portfolio needs to be repositioned).

Response. According to the Fund’s investment adviser, the change is being made in connection with the hiring of an investment sub-adviser for the Fund. The investment adviser recommended such hiring in an attempt to improve relative underperformance and possibly improve upon the Fund’s low levels of assets, rather than close and liquidate the Fund. The new sub-adviser’s strategy for the Fund will change the Fund from a fixed income fund of funds investing in a range of bond classes based on a model to a fund that invests directly in fixed income securities that are primarily investment grade with a view to ESG criteria. The Trust represents that the change will go into effect on November 1, 2021 with the Fund’s annual update filing and that a supplement was filed after the Board of Trustees approved the changes, including the hiring of the sub-adviser. It is expected that the Fund’s portfolio will be completely repositioned out of underlying fixed income funds and into individual fixed income securities. As a fixed income fund, the Fund does not contain material unrealized gains and portfolio turnover is not a concern.

12.	Comment. The staff takes the position that ESG suggests a type of investment; therefore, MENV’s Rule 35d-1 investment policy should include ESG (for example, the Fund invests 80% in bonds subject to the ESG criteria).

Response. The Trust represents that the Rule 35d-1 investment policy has been revised to state that, under normal circumstances, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in bonds subject to environmental, social, and corporate governance (“ESG”) criteria.

October 28, 2021

13.	Comment. Please more clearly explain the definition of ESG and specific ESG areas of focus as well as provide more disclosure about specific ESG methodology.

Response. The Trust represents that additional disclosure has been added regarding the ESG methodology and focus of the Fund.

14.	Comment. Please disclose whether ESG criteria are applied to every investment and whether ESG is the exclusive factor, primary factor, or only one of several factors in determining the investments.

Response. The Trust represents that disclosure has been added stating that ESG criteria are considered for every investment in the Fund’s portfolio as one of several factors used for security evaluation.

15.	Comment. With respect to the last sentence of the second paragraph under “Management of the Fund - Investment Sub-Advisor” in MENV’s prospectus, please consider including information about the board’s considerations given that the prospectus will be available before the semi-annual report that includes the information.

Response. The Trust notes that Form N-1A requires that a statement disclosing “that a discussion regarding the basis for the board of directors approving any investment advisory contract of the Fund is available in the Fund’s annual or semi-annual report to shareholders, as applicable, and providing the period covered by the relevant annual or semi-annual report.” Therefore, the Trust respectfully declines to include information in the prospectus at this time that will be included in the Fund’s next shareholder report as required.

16.	Comment. In the Statement of Additional Information under “Purchase and Redemption of Creation Units – Acceptance of Orders for Creation Units,” the staff notes that the Trust reserves the absolute right to reject a creation order for various reasons. In the releases proposing and adopting Rule 6c-11, the Commission stated that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” The Trust’s disclosure appears sufficiently broad to run counter to the Commission’s position. Accordingly, please delete or supplementally explain the legal basis for the statement that the Trust can suspend the issuance of creation units under the listed circumstances.

Response. The Trust is not aware of any prohibitions on the rejection of purchase orders. While the Trust expects the rejection of a purchase order to be rare and does not intend to impair the arbitrage mechanism, the Trust notes that there may be certain circumstances, including the examples provided in the noted disclosure, where rejecting a purchase order is appropriate. As a result, the Trust believes the disclosure is appropriate.

17.	Comment. With respect to the sentence discussed in the prior comment, please supplementally explain the circumstances described in clause (b) (regarding 80% investor) and clause (d) (adverse tax consequences).

Response. The Trust understands that the purpose of clause (b) is to ensure that the assets being contributed by an authorized participant to an ETF have a fair market value tax basis on the date of the contribution. An authorized participant may be treated as making a tax-free contribution to an ETF if it owns (or the group it is representing own) more than 80% of the ETF following the contribution. If the authorized participant would have such ownership level or greater, then the authorized participant’s tax basis in the assets contributed would carry over to the ETF, which in certain circumstances may not be the same as the fair market value of the assets. This results in additional administrative costs to the ETF to keep track of the carryover tax basis and possible tax on the difference between the carryover tax basis and the fair market value at the ETF level if the contributor is a C corporation and the securities are sold within 5 years after contribution.

October 28, 2021

The Trust understands that the purpose of clause (d) is to provide flexibility in the event of unforeseen tax consequences relating to a deposit. The language is derived from language that the SEC staff previously required in ETF exemptive applications. Specifically, the ETF applications were required to say that “a Fund may reject a purchase order transmitted to it by the Distributor, if . . . the acceptance of the Portfolio Deposit would have certain adverse tax consequences, such as causing the Fund no longer to meet RIC status under the Code for federal tax purposes. . . .”.

18.	Comment. With respect to CS McKee’s proxy voting policy in Appendix C to the Statement of Additional Information, please consider adding disclosure regarding how CS McKee will approach ESG proxy issues, and whether ESG focus will affect proxy voting considerations, or explain why it is not needed.

Response. According to the Fund’s investment sub-adviser, the Fund’s ESG focus will not affect proxy voting considerations because the Fund invests in fixed income securities, which give little to no proxy voting opportunity.

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If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum